FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 7 October 2005 to 31 October 2005

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — GM Cassagne, 11 October 2005

99.2	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — MJ Shattock, 11 October 2005

99.3	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — HA Udow, 11 October 2005

99.4	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — WCG Berndt, 14 October 2005

99.5	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — RS Braddock, 14 October 2005

99.6	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — RM Carr, 14 October 2005

99.7	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Lord Patten, 14 October 2005

99.8	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — DAR Thompson, 14 October 2005

99.9	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — RP Thorne, 14 October 2005

99.10	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Baroness Wilcox, 14 October 2005

99.11	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — Baroness Wilcox, 17 October 2005

99.12	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 17 October 2005

99.13	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 18 October 2005

99.14	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — KG Hanna, 18 October 2005

99.15	Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons — H Blanks, 19 October 2005

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ J M Mills

(Registrant)

Signed:	J M Mills
Director of Group Secretariat

Dated:	1 November 2005

Exhibit 99.1
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director GILBERT M CASSAGNE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH
	PERSON’S OWN HOLDING

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them GILBERT M CASSAGNE (ADRS) 33,638	8	State the nature of the transaction GRANT OF OPTION OVER SHARES UNDER THE COMPANY’S US EMPLOYEES SHARE OPTION PLAN 2005
	BANK OF NEW YORK NOMINEES LTD A/C 491846 36,222 BANK OF NEW YORK NOMINEES LTD A/C 491849 21,984

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction 29 AUGUST 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 91,844	16.	Date issuer informed of transaction 10 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant 29 AUGUST 2005	18.	Period during which or date on which it can be exercised
			29 OCTOBER — 9 NOVEMBER 2007

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) AMERICAN DEPOSITORY RECEIPTS (EACH EQUIVALENT TO 4 ORDINARY SHARES): 445

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise US$33.7025	22.	Total number of shares or debentures over which options held following notification OPTIONS OVER ORDINARY SHARES OF 12.5P EACH:
			1,042,280

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020- 7830 5179
25.
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 11 OCTOBER 2005

Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director MATTHEW JOHN SHATTOCK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	PERSON’S OWN HOLDING		ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them MATTHEW SHATTOCK BANK OF NEW YORK NOMINEES LTD A/C 491846	48,790 124,652	8.	State the nature of the transaction GRANT OF OPTION OVER SHARES UNDER THE COMPANY’S US EMPLOYEES SHARE OPTION PLAN 2005

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A		10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction		14.	Date and place of transaction

	N/A			29 AUGUST 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 173,442		16.	Date issuer informed of transaction 10 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 29 AUGUST 2005	18.	Period during which or date on which it can be exercised 29 OCTOBER — 9 NOVEMBER 2007

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) AMERICAN DEPOSITORY RECEIPTS (EACH EQUIVALENT TO 4 ORDINARY SHARES): 445

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise US$33.7025	22.	Total number of shares or debentures over which options held following notification OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 732,548

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020-7830 5179
25.
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 11 OCTOBER 2005

Exhibit 99.3
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director HENRY A UDOW	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PERSON’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them HENRY UDOW HENRY UDOW (ADRS) BANK OF NEW YORK NOMINEES LTD A/C 491846	122,056 24,545 144,197	8.	State the nature of the transaction GRANT OF OPTION OVER SHARES UNDER THE COMPANY’S US EMPLOYEES SHARE OPTION PLAN 2005

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A		10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction		14.	Date and place of transaction

	N/A			29 AUGUST 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 290,798		16.	Date issuer informed of transaction 10 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 29 AUGUST 2005	18.	Period during which or date on which it can be exercised 29 OCTOBER — 9 NOVEMBER 2007

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) AMERICAN DEPOSITORY RECEIPTS (EACH EQUIVALENT TO 4 ORDINARY SHARES): 296.50

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise US$33.7025	22.	Total number of shares or debentures over which options held following notification OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 667,198

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020-7830 5179
25.
Name and signature of duly authorised officer of issuer responsible for making notification

J M MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 11 OCTOBER 2005

Exhibit 99.4
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director DR WOLFGANG CHRISTIAN GEORG BERNDT	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (HELD AS 14,246 ADRS) 56,984 WOLFGANG CHRISTIAN BERNDT & TRAUDL JOSEFA BERNDT (SAL OPPENHEIM, VIENNA) 17,863	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,225	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.46	14.	Date and place of transaction 13 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 76,072	16.	Date issuer informed of transaction 13 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 14 OCTOBER 2005

Exhibit 99.5
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director RICHARD S BRADDOCK	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them RICHARD S BRADDOCK 45,752 (HELD AS 11,438 ADRS)	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’). THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,776 (EQUIVALENT TO 444 ADRS)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.46	14.	Date and place of transaction 13 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 47,528 (HELD AS 11,882 ADRS)	16.	Date issuer informed of transaction 13 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A	18.	Period during which or date on which it can be exercised
			N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 14 OCTOBER 2005

Exhibit 99.6
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director ROGER MARTYN CARR	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them ROGER MARTYN CARR 36,381	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 2,042	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.46	14.	Date and place of transaction 13 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 38,423	16.	Date issuer informed of transaction 13 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 14 OCTOBER 2005

Exhibit 99.7
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director THE LORD PATTEN OF BARNES	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them THE LORD PATTEN OF BARNES	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,021	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.46	14.	Date and place of transaction 13 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 1,021	16.	Date issuer informed of transaction 13 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 14 OCTOBER 2005

Exhibit 99.8
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director DAVID ANTHONY ROLAND THOMPSON	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DAVID ANTHONY ROLAND THOMPSON 23,063 STELLA EUNICE THOMPSON 15,539	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,223	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.46	14.	Date and place of transaction 13 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 39,825	16.	Date issuer informed of transaction 13 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 14 OCTOBER 2005

Exhibit 99.9
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director ROSEMARY PRUDENCE THORNE	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them ROSEMARY PRUDENCE THORNE 3,543	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,021	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.46	14.	Date and place of transaction 13 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 4,564	16.	Date issuer informed of transaction 13 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 14 OCTOBER 2005

Exhibit 99.10
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(ii)

3.	Name of person discharging managerial responsibilities/director BARONESS JUDITH ANN WILCOX	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them BARONESS JUDITH ANN WILCOX R C GREIG NOMINEES LTD (PENSION) COUTTS NOMINEES LTD A/C SCS (PEPS) KILLICK & CO (ISA)	19,289 2,400 2,785 1,539	8.	State the nature of the transaction

			ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES. THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,191	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.46	14.	Date and place of transaction 13 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 27,204	16.	Date issuer informed of transaction 13 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH

020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 14 OCTOBER 2005

Exhibit 99.11
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC		2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

				(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

				(iii) both (i) and (ii)

				(ii)

3.	Name of person discharging managerial responsibilities/director BARONESS JUDITH ANN WILCOX		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them BARONESS JUDITH ANN WILCOX R C GREIG NOMINEES LTD (PENSION) COUTTS NOMINEES LTD A/C SCS (PEPS) KILLICK & CO (ISA)	20,480 2,400 2,785 1,539	8.	State the nature of the transaction ACQUISITION OF ADDITIONAL SHARES THROUGH PARTICIPATION IN THE INTERIM DIVIDEND 2005 DIVIDEND RE-INVESTMENT PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired 139	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.505	14.	Date and place of transaction 14 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 27,343	16.	Date issuer informed of transaction 17 OCTOBER 2005
     If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 17 OCTOBER 2005

Exhibit 99.12
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person SEE 5 BELOW — CONNECTED PERSON:
				ANDREW GABBUTT

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR & PDMR’S SPOUSE		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them HESTER BLANKS ANDREW GABBUTT BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP HSDL NOMINEES LTD A/C MAXI HALIFAX SC PEP	47,239 24,607 21,507 1,262 795 3,767	8.	State the nature of the transaction ACQUISITION OF ADDITIONAL SHARES THROUGH PARTICIPATION IN THE INTERIM DIVIDEND 2005 DIVIDEND RE-INVESTMENT PLAN

9.	Number of shares, debentures or financial instruments relating to shares acquired 517 (H BLANKS: 340; A GABBUTT: 177)	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.505	14.	Date and place of transaction 14 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 99,694	16.	Date issuer informed of transaction 17 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 17 OCTOBER 2005

Exhibit 99.13
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

			(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them HESTER BLANKS ANDREW GABBUTT BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP HSDL NOMINEES LTD A/C MAXI HALIFAX SC PEP	47,579 24,784 21,507 1,262 795 3,767	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 34	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.555	14.	Date and place of transaction 17 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 99,728	16.	Date issuer informed of transaction 17 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 18 OCTOBER 2005

Exhibit 99.14
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
			(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

			(iii)

3.	Name of person discharging managerial responsibilities/director KENNETH GEORGE HANNA	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest DIRECTOR’S OWN HOLDING	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them KENNETH GEORGE HANNA BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP	250,000 127,587 479	8.	State the nature of the transaction

			ACQUISITION OF SHARES THROUGH PARTICIPATION IN THE COMPANY’S ALL-EMPLOYEE SHARE INCENTIVE PLAN, PURSUANT TO A CONTRACT DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS

9.	Number of shares, debentures or financial instruments relating to shares acquired 28	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.555	14.	Date and place of transaction 17 OCTOBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 378,094	16.	Date issuer informed of transaction 17 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT

Date of notification 18 OCTOBER 2005

Exhibit 99.15
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(i)

3.	Name of person discharging managerial responsibilities/director HESTER BLANKS		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest PDMR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them HESTER BLANKS ANDREW GABBUTT BANK OF NEW YORK NOMINEES LTD A/C 491846 HSDL NOMINEES LTD A/C SIP HSDL NOMINEES LTD A/C MAXI HALIFAX SC PEP	47,579 24,784 21,507 1,296 795 3,767	8.	State the nature of the transaction GRANT OF OPTION UNDER THE COMPANY’S ALL-EMPLOYEE SAVINGS RELATED SHARE OPTION SCHEME 1982

9.	Number of shares, debentures or financial instruments relating to shares acquired N/A	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction 27 SEPTEMBER 2005 LONDON

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 99,728	16.	Date issuer informed of transaction 18 OCTOBER 2005
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 27 SEPTEMBER 2005	18.	Period during which or date on which it can be exercised 1 FEBRUARY 2011 — 31 JULY 2011

19.	Total amount paid (if any) for grant of the option NIL	20.	Description of shares or debentures involved (class and number) ORDINARY SHARES OF 12.5P EACH:
			368

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise £4.372	22.	Total number of shares or debentures over which options held following notification OPTIONS OVER ORDINARY SHARES OF 12.5P EACH: 199,607

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020 7830 5179
Name and signature of duly authorised officer of issuer responsible for making notification

H BLANKS
GROUP SECRETARY
Date of notification 19 OCTOBER 2005